What do you want to do tomorrow?

Cytogen 2001 Annual Report



Biopharmaceutical Company

Sales or Royalties ($ millions)	Future Growth Drivers	Alliances/Partners
$7.56	◦ Co-registration/Fusion ◦ Image guided diagnosis and treatment	◦ Marketed by Cytogen
$2.06	◦ Use in conjunction with other therapies ◦ Treatment of primary bone tumors	◦ Marketed by Berlex Laboratories, the U.S. affiliate of Schering AG Germany
$0.77	◦ Improved dosimetry ◦ Robotic manufacturing/unsurpassed precision ◦ Platinum/iridium alloy rod provides higher image quality ◦ Image guided treatment using ProstaScint	◦ Marketed by Cytogen ◦ Manufactured by Draxis Health

Cytogen at a glance 2001

		Status
ProstaScint	Monoclonal antibody-based imaging agent for prostate cancer staging First and only commercial monoclonal antibody product for imaging/staging the spread of prostate cancer	Approved in the U.S. and Canada
Quadramet	Relief of pain from cancer that has spread to bone Therapeutic radiopharmaceutical for relief of pain in patients with confirmed osteoblastic metastatic bone lesions that enhanced on radionuclide bone scan	Approved in the U.S. and Canada
BrachySeed I-125 (Iodine) BrachySeed Pd-103 (Palladium)	Treatment of localized tumors such as tumors of the prostate Next-generation radioactive seed implants	Approved in the U.S.

Cytogen Corporation Today...

A biopharmaceutical company with an established and growing product line in prostate cancer and other areas of oncology, and a pioneer in signal transduction technology designed to accelerate drug discovery and development through its AxCell Biosciences subsidiary.

Giving people back their tomorrows.

Cytogen 2001 Highlights

- AxCell mapped first known protein domain family, the WW domain, which is believed to play a role in the onset and progression of muscular dystrophy and Alzheimer's
- Announced positive clinical study results for ProstaScint imaging at both the American Urological Association and Society of Nuclear Medicine annual meetings
- Launched BrachySeed (iodine) next-generation radioactive seed implant for treatment of localized prostate cancer
- Launched "Screen, Stage & Support" prostate cancer awareness campaign in September at Nasdaq® opening
- Advanced the development of novel prostate specific membrane antigen (PSMA)-based therapies through Cytogen's joint venture with Progenics Pharmaceuticals
- Entered into an agreement with the Mount Sinai School of Medicine to research signal transduction pathways in the WW domain family.

Cytogen Products & Pipeline


Product preclinical
Preclinical
Phase I
Phase II
Phase III
Approved
Phase IV
ProstaScint
Quadramet
BrachySeed I-125
BrachySeed Pd-103
Combidex
PSMA *ex vivo* cell therapy
PSMA recombinant protein
PMSA viral vector vaccine
PSMA antibodies
PSA/PSMA diagnostics

Note: Combidex® received an approvable letter, subject to certain conditions, from the U.S. Food and Drug Administration in June of 2000. PSMA *ex vivo* cell therapy has been licensed to Northwest Biotherapeutics and is entering Phase III clinical trials. In December 2001, Progenics Pharmaceuticals, our partner in the PSMA Development Company LLC, filed a Biological Master File with the FDA for a recombinant subunit PSMA vaccine, which is preparing to enter Phase I clinical trials in patients with recurrent prostate cancer in the first half of 2002.

The product testimonials contained in this annual report are composites of real life experiences of individuals who were prescribed our products. To preserve the confidentiality of these individuals, the photographs accompanying such product testimonials are not those of actual patients but of unrelated third parties.



"I want to celebrate with my family."

Tomorrow, Matthew and his entire family will gather for their annual family reunion picnic. Matthew's family will toast his good health—and Matthew will look forward to many more reunions to come.



Cytogen is committed to helping patients, families and caregivers recognize the important role that proper screening, diagnosis, treatment and support can have for anyone affected by prostate cancer.

Cytogen

ProstaScint®

MONOCLONAL ANTIBODY-BASED IMAGING AGENT FOR STAGING THE SPREAD OF PROSTATE CANCER

Matthew and his wife had just celebrated the birth of their first grandchild when Matthew was diagnosed with prostate cancer after a routine blood-screening test called PSA. Fortunately, today men can chose from a number of treatment options (surgery, radiation, seed implants, etc.). Matthew and his wife obtained as much information as possible about the benefits and risks associated with different treatment options through various patient advocacy groups and Internet sites. Ultimately, the staging information derived from a ProstaScint® scan helped Matthew and his doctor choose the most appropriate treatment based on the stage of his disease and his active lifestyle.



"I want to see my granddaughter graduate."

Today, carrying his seven-year old granddaughter on his back, Eric says prostate cancer won't stop him from seeing her graduate from high school ten years from now. Because of BrachySeed and good treatment, Eric has every reason to believe that he will be there when his granddaughter is handed her diploma a decade from today.



A market poised for growth. Brachyseed implants treat localized tumors such as tumors of the prostate. By 2003, many prostate cancer patients will be treated with brachytherapy implants.

Cytogen

BrachySeed™

TREATMENT OF LOCALIZED TUMORS SUCH AS TUMORS OF THE PROSTATE

Diagnosed with prostate cancer last year, Eric's reaction to the diagnosis was not uncommon. He was scared, but committed to ensuring that he received the best and latest treatments for the disease. After reviewing all of his options, Eric and his physician decided to treat his prostate cancer with a next-generation radioactive implant, known as BrachySeed, marketed by Cytogen.



"I want to go sailing with my husband."

With Quadramet, Cindy's progress has been encouraging. Tomorrow, feeling better and more mobile, Cindy and her husband will leave on a long-planned sailing trip. Thanks to Quadramet, some calm seas and beautiful sunsets, Cindy and her husband hope to enjoy the best sailing trip of their lives.



Quadramet provides relief of pain in instances where cancer has spread to the bone. Quadramet targets activity directly to the site, relieving pain and allowing patients the opportunity to once again enjoy life.

Cytogen

Quadramet®

RELIEF OF PAIN FROM CANCER
THAT HAS SPREAD TO BONE

"Cancer" often is a shattering word. In the case of Cindy, who was diagnosed with breast cancer at the age of 45, her diagnosis was both shocking and frightening. By the time of her diagnosis, her cancer had spread to her bones, causing physical pain and inhibiting her mobility. Cindy's physician prescribed Cytogen's medication, Quadramet, which is marketed by Berlex Laboratories.



"I want to fish."

With promising treatment options on the horizon, Rick can spend time thinking about his real passion—fishing, not prostate cancer. Tomorrow, trout season begins, and Rick looks forward to casting his line into his favorite river and making this year's trout season his best ever.



Cytogen is evolving a pipeline of oncology product candidates by developing its prostate specific membrane antigen (PSMA) technologies. The Company's first PSMA-based product to reach the market is ProstaScint®. The Company is also engaged in the research and development of novel biopharmaceutical products using its growing portfolio of functional proteomics solutions and collection of proprietary signal transduction pathway information through its AxCell Biosciences subsidiary.

Cytogen's Pipeline

Prostate Specific Membrane Antigen (PSMA) technologies and AxCell Biosciences subsidiary

When Rick was diagnosed with prostate cancer just two months after his 50th birthday, he was fortunate to have at his disposal a broad range of cutting-edge diagnostic, therapeutic and surgical options to treat this disease. What he did not have—but others may someday—are novel products that specifically destroy prostate cancer cells.

In Cytogen's partnership with Progenics Pharmaceuticals Inc., we hope one day that patients like Rick will be able to rely on *in vivo* immunotherapies to treat their disease. Identifying and researching the biological pathways within cells could lead to novel drugs with improved efficacy and reduced side effects, which is a focus of our AxCell Biosciences subsidiary.



H. Joseph Reiser, Ph.D.
President and Chief Executive Officer
at the "Screen, Stage and Support" campaign launch at Nasdaq

Dear Shareholders:

"What do *you* want to do tomorrow?" As Cytogen concludes our 2001 fiscal year and approaches with enthusiasm the year ahead, it is the promise of the future—and the promise of our research, therapies and products for our patients—that continues to motivate and inspire the entire Cytogen team. As we close 2001, we believe that our company's contribution to the biopharmaceutical revolution is notable. We contributed significantly to understanding—and treating—prostate cancer, one of the most widespread and serious diseases of our time.

Our contributions are the reason that Cytogen continues to prove compelling to investors. We end 2001 with both a promising product line and research capabilities, making Cytogen a prominent participant in America's dynamic biotechnology industry. And with products that are saving and improving the lives of our patients, our work is offering patients the hope for a better future that might not otherwise exist were it not for Cytogen products. For this reason, our patients are finding promise in tomorrow. And for this reason, too, it is the promise of this future—of tomorrows yet lived—that is at the heart of this 2001 annual report.

The 2001 fiscal year was an exciting one for Cytogen, filled with several dynamic and important developments for our company:

- In early 2001, we announced a significant research breakthrough. With the use of our patented signal transduction technology, scientists at Cytogen's subsidiary, AxCell Biosciences Corporation, developed the first domain map of all of the interactions of the known proteins found in one of the 60 to 80 protein domain families in the human body. This breakthrough is significant, permitting this important information to be used in exploring the development of new therapies for the treatment of a broad range of diseases, ranging from cancer to cardiovascular disease. Through our proprietary database, known as ProChart™, we are targeting this protein pathway information to identify novel drug targets for the treatment of disease.

We were encouraged, during 2001, to sign a research collaboration agreement with Mount Sinai School of Medicine, under which AxCell, in collaboration with Mount Sinai, will explore the possibilities for utilizing AxCell's proprietary protein interaction findings in understanding the development of muscular dystrophy and neurodegenerative diseases. This collaborative research effort is being led by Mount Sinai's Marius Sudol, Ph.D., one of the world's leading authorities on the possible correlation between protein interactions and the development of various neurological conditions.

Cytogen's prostate cancer franchise quarterly & annual revenue


$3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
$7.4 million
$8.9 million
$10.4 million
Q1 '99
Q2 '99
Q3 '99
Q4 '99
Q1 '00
Q2 '00
Q3 '00
Q4 '00
Q1 '01
Q2 '01
Q3 '01
Q4 '01
ProstaScint
Quadramet Royalty
BrachySeed I-125 (Iodine)

❍ Just a few months later, in May 2001, we announced yet another notable breakthrough: In collaboration with our partner, Progenics Pharmaceuticals Inc., we found that our experimental prostate cancer vaccine had yielded encouraging results in pre-clinical studies. In these studies, our experimental prostate cancer vaccine generated a potent immune response against PSMA (prostate specific membrane antigen). Encouragingly, we were able to present these findings during the past year at the 37th Annual Meeting of the American Society of Clinical Oncology, one of the most prestigious forums for the evaluation of developments in oncology. During the year, we also made progress in implementing delivery methods for this experimental vaccine, announcing, in September 2001, that we had entered into an exclusive licensing agreement with AlphaVax Human Vaccines, Inc. to use its AlphaVax Replicon Vector (ArV™) as a delivery and expression vehicle for the vaccine. We end 2001 enthusiastic about the promise of our experimental prostate cancer vaccine and hopeful that 2002 will bring still further progress for our novel PSMA vaccine and human antibody programs.

❍ During 2001, we also made progress in the marketing of BrachySeed™, a radioactive implant, manufactured by DRAXIS Health Inc. and used in the treatment of prostate cancer. In June 2001, the U.S. Food and Drug Administration (FDA) announced the approval of a palladium version of BrachySeed, which offers an even higher radiation dose than its iodine counterparts. Later in the year, the palladium BrachySeed also received regulatory approval from the U.S. Nuclear Regulatory Commission.

❍ We also received important findings from a review of our ProstaScint® diagnostic scan, which is used in determining the most appropriate treatment for recurrent prostate cancer. In a study conducted by Duke University and Johns Hopkins medical centers, released during the year at the American Urological Association's annual meeting, it was found that, in patients who have had a radical prostatectomy, use of Cytogen's ProstaScint scan permitted recurrent prostate cancer to be identified more quickly than with previously available imaging methods. These findings were further validated during the year by the findings of doctors at New York University. In their study, released in June 2001 at the 48th Society of Nuclear Medicine, ProstaScint was found to be helpful in earlier detection of recurrent prostate cancer in patients. With approximately one of out six men likely to develop prostate cancer during their lifetimes, we end 2001 enthusiastic that ProstaScint will make a positive impact in the diagnosis of this widespread disease.

❍ Another encouraging development during the year were research findings, presented at the Radiological Society of North America's 87th Scientific Assembly and Annual Meeting, which found that Combidex®, an investigational




NASDAQ

Launched "Screen, Stage & Support" prostate cancer awareness campaign in September at Nasdaq opening.

magnetic resonance imaging (MRI) contrast agent developed by Advanced Magnetics and to be marketed by Cytogen upon receipt of all applicable regulatory approvals, is able to distinguish normal from malignant lymph nodes with high accuracy in newly diagnosed prostate cancer patients. We find this a very encouraging finding for prostate cancer patients and for the future of Combidex.

○ Building further on Cytogen's prostate cancer franchise, we announced the launch of our new "Screen, Stage and Support" campaign to promote prostate cancer education and awareness. This new national initiative was launched during September (Prostate Cancer Awareness Month) and is designed to help patients, families and caregivers to recognize the important role that proper screening, diagnosis, treatment and support can have for anyone affected by prostate cancer. Baseball legend and Hall of Fame member Yogi Berra, the American Cancer Society, and some of the leading prostate cancer patient advocacy groups including CaP CURE, National Prostate Cancer Coalition and Us Too! International, joined Cytogen Corporation to launch the Screen, Stage and Support campaign during the opening of the Nasdaq Stock Market℠ at Nasdaq's MarketSite in New York City.

○ Finally, during 2001, we took important steps to further strengthen our management team and board of directors. This included adding Kevin Lokay, head of GlaxoSmithKline's oncology business unit, to our board of directors. It also included three significant promotions and hires in our senior management team: the promotion of William Goeckeler, Ph.D., to the newly created position of Vice President, Research and Development; the promotion of Deborah Kaminsky to Vice President, Sales and Marketing; and the hiring of Michael D. Becker as Vice President and Investor Relations Officer.

What do *you* want to do tomorrow? As you flip through our 2001 annual report, you will see that it is a central theme that we have used to capture the promise that our company is bringing to many thousands of patients. You should also review our financial statements, related notes, and our management's discussion and analysis of financial condition and results of operations. No doubt about it: Our work is exciting, dynamic and life enhancing. And for you, our investors, we hope you share our enthusiasm for the exciting role that Cytogen is playing—and expects to continue to play—in the global biopharmaceutical revolution. These are exciting days. And for Cytogen, we feel they bring a tomorrow of great promise for our patients, our employees and you, our investors. Thanks for your continued confidence in us.

H. Joseph Reiser, Ph.D.
President and Chief Executive Officer

Table of Contents

Cytogen Corporation and Subsidiaries

Selected Financial Data

Cytogen Corporation and Subsidiaries

The following selected financial information has been derived from the consolidated financial statements of the Company for each of the five years in the period ended December 31, 2001, which have been audited by Arthur Andersen LLP, our independent public accountants. The selected financial data set forth below should be read in conjunction with the consolidated financial statements, including the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information provided elsewhere in this report.

	Year Ended December 31,				
(All amounts in thousands, except per share data)	2001	2000	1999	1998	1997
Statements of Operations Data:					
Revenues:					
Product sales	$ 8,692	$ 7,424	$ 6,971	$ 8,976	$ 5,252
Royalties	2,063	2,004	1,060	1,664	3,282
License and contract	912	1,024	3,171	9,239	5,886
Total revenues	11,667	10,452	11,202	19,879	14,420
Operating Expenses:					
Cost of product and contract manufacturing revenues	4,126	4,414	4,111	12,284	5,939
Research and development	10,340	6,957	3,849	9,967	17,913
Acquisition of marketing and technology rights[1]	—	13,241	1,214	—	—
Selling and marketing	6,314	6,126	4,210	5,103	5,492
General and administrative	4,947	4,934	3,501	7,420	6,871
Equity loss in Targon subsidiary	—	—	—	1,020	9,232
Total operating expenses	25,727	35,672	16,885	35,794	45,447
Operating loss	(14,060)	(25,220)	(5,683)	(15,915)	(31,027)
Gain on sale of laboratory and manufacturing facilities	—	—	3,298	—	—
Gain on sale of Targon subsidiary	—	—	—	2,833	—
Other income (expense)	857	611	412	(70)	315
Loss before income taxes and cumulative effect of accounting change	(13,203)	(24,609)	(1,973)	(13,152)	(30,712)
Income tax benefit	(1,103)	(1,625)	(2,702)	—	—
Income (loss) before cumulative effect of accounting change	(12,100)	(22,984)	729	(13,152)	(30,712)
Cumulative effect of accounting change	—	(4,314)	—	—	—
Net income (loss)	(12,100)	(27,298)	729	(13,152)	(30,712)
Dividends, including deemed dividends on preferred stock	—	—	—	(119)	(1,352)
Net income (loss) to common stockholders	$(12,100)	$(27,298)	$ 729	$(13,271)	$(32,064)
Net income (loss) per common share:					
Basic and diluted net income (loss) before cumulative effect of accounting change	$ (0.16)	$ (0.31)	$ 0.01	$ (0.24)	$ (0.63)
Cumulative effect of accounting change[2]	—	(0.06)	—	—	—
Basic and diluted net income (loss)	$ (0.16)	$ (0.37)	$ 0.01	$ (0.24)	$ (0.63)
Weighted average common shares outstanding:					
Basic	77,783	73,337	67,179	56,419	51,134
Diluted	77,783	73,337	68,187	56,419	51,134
Pro forma amounts assuming accounting change is applied retroactively:					
Net loss to common stockholders	$ —	$(22,984)	$ (484)	$(16,373)	$(32,064)
Basic and diluted net loss per common share	$ —	$ (0.31)	$ (0.01)	$ (0.29)	$ (0.63)

Selected Financial Data

Cytogen Corporation and Subsidiaries

(in thousands)	December 31, 2001	2000	1999	1998	1997
Consolidated Balance Sheet Data:					
Cash, short-term investments and restricted cash	**$ 11,309**	$ 11,993	$ 12,394	$ 3,015	$ 7,401
Total assets	**21,492**	20,416	18,605	10,900	27,555
Long-term debt	**2,291**	2,374	2,416	2,223	10,171
Accumulated deficit	**(340,681)**	(328,581)	(301,283)	(302,012)	(288,741)
Stockholders' equity	**11,214**	7,218	10,549	443	9,983

(1) In August 2000, the Company licensed product rights from Advanced Magnetics, Inc. In June 1999, the Company acquired Prostagen, Inc.

(2) In 2000, the Company recorded a non-cash charge for the cumulative effect related to the adoption of SEC Staff Accounting Bulletin No. 101. See Note 1 of the Consolidated Financial Statements.

The following discussion contains historical information as well as forward-looking statements that involve a number of risks and uncertainties. Statements contained or incorporated by reference in this Annual Report on Form 10-K that are not based on historical facts are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Generally, forward-looking statements can be identified by the use of phrases like "believe," "expect," "anticipate," "plan," "may," "will," "could," "estimate," "potential," "opportunity" and "project" and similar terms. The Company's actual results could differ materially from the Company's historical results of operations and those discussed in the forward-looking statements. Factors that could cause actual results to differ materially, include, but are not limited to those identified under the caption "Additional Factors That May Affect Future Results," provided elsewhere in this report. Investors are cautioned not to put undue reliance on any forward-looking statement.

Cautionary Statement

In addition to the risks discussed under the caption referred to above, among other factors that could cause actual results to differ materially from expected results are the following: (i) the Company's ability to access the capital markets in the near term and in the future for continued funding its operations including existing projects and for the pursuit of new projects; (ii) the ability to attract and retain personnel needed for business operations and strategic plans; (iii) the timing and results of clinical studies, and regulatory approvals; (iv) market acceptance of the Company's products, including programs designed to facilitate use of the products, such as the Partners in Excellence or PIE Program; (v) demonstration over time of the efficacy and safety of the Company's products; (vi) the degree of competition from existing or new products; (vii) the decision by the majority of public and private insurance carriers on whether to reimburse patients for the Company's products; (viii) the ability of the Company and its partners to comply with applicable governmental regulations and changes thereto; (ix) the profitability of its products; (x) the ability to attract, and the ultimate success of, strategic partnering arrangements, collaborations, and acquisition candidates; (xi) the ability of the Company and its partners to identify new products as a result of those collaborations that are capable of achieving FDA approval, that are cost-effective alternatives to existing products and that are ultimately accepted by the key users of the product; (xii) the success of the Company in obtaining marketing approvals for its products in Canada and Europe; (xiii) the ability of the Company to protect its proprietary technology, trade secrets or know-how under the patent and other intellectual property laws of the United States and other countries; and (xiv) the ability of Advanced Magnetics to satisfy the conditions specified by the FDA regarding approval to market Combidex in the United States.

The following discussion and analysis should be read in conjunction with the Financial Statements and related notes thereto contained elsewhere herein, as well as from time to time the Company's other filings with the Securities and Exchange Commission.

Significant Events in 2001

In 2001, the Company launched BrachySeed I-125 (iodine version), a second generation radioactive implant for treatment of localized prostate cancer, which was in-licensed by the Company from Draximage Inc. Since the launch, the Company has increased its market penetration resulting in a positive sales trend and consistent quarter-over-quarter growth. The Company expects to begin selling BrachySeed Pd-103 (palladium version) in the first half of 2002, a uniquely designed next generation radioactive implant. BrachySeed Pd-103 recently received marketing clearance from the U.S. Food and Drug Administration. The Company expects to utilize its existing oncology sales force to market the BrachySeed products. There can be no assurance, however, as to the market acceptance of these products or whether these products will significantly increase the revenues of the Company.

Also in 2001, AxCell Biosciences Corporation, a subsidiary of the Company, began marketing the ProChart database with its marketing partner InforMax. ProChart is a proprietary protein pathway database which measures protein domain-ligand interactions in a high-through put manner. ProChart is being marketed by InforMax using its Protein-Protein Interaction module, a new addition to its GenoMax™ enterprise software package. There can be no assurance, however, as to the market acceptance of this product or whether this product will significantly increase the revenues for the Company.

In December 2001, Progenics Pharmaceuticals, our partner in the PSMA LLC, filed a Biological Master File with the FDA for recombinant subunit PSMA vaccine, which is preparing to enter Phase I clinical trials in patients with recurrent prostate cancer in the first half of 2002. The Company expects to incur significant costs going forward to fund its share of developing the PSMA LLC pipeline (see Note 6 to the Consolidated Financial Statements).

RESULTS OF OPERATIONS

Years Ended December 31, 2001, 2000 and 1999

Revenues

Total revenues were $11.7 million in 2001, $10.5 million in 2000 and $11.2 million in 1999. The increase in 2001 from 2000 and 1999 was primarily due to higher product related revenues, partially offset by lower license and contract revenues. Product related revenues, including product sales and royalty revenues, accounted for 92%, 90% and 72% of revenues in 2001, 2000 and 1999, respectively. License and contract revenues accounted for the remainder of revenues.

Product related revenues were $10.8 million, $9.4 million and $8.0 million in 2001, 2000 and 1999, respectively. The increase in 2001 from 2000 and 1999 was due to a price increase for ProstaScint at the beginning of the year and the market introduction and commercial launch of BrachySeed I-125 during 2001, partially offset by a slight decrease in sales volume for ProstaScint. Sales from ProstaScint were $7.6 million, $6.9 million and $6.4 million in 2001, 2000 and 1999, respectively, and accounted for 70%, 73% and 79% of the product related revenues, respectively. Beginning in July 2000, the Company assumed sole responsibility for selling and marketing ProstaScint from Bard Urological Division of C.R. Bard Inc. ("Bard"), its former co-marketing partner. Future growth of ProstaScint is dependent upon increased marketing and sales initiatives by Cytogen's in-house sales force, entry into additional markets and the implementation of new product applications, such as using ProstaScint scans to guide the placement of brachytherapy seeds and/or external beam radiation. There can be no assurance, however, that the Company's internal sales force or any of its new marketing strategy will be able to significantly increase the sale of ProstaScint. The Company plans to utilize Cytogen's sales and marketing organization for the launch of BrachySeed Pd-103 during the first half of 2002 and later Combidex, subject to the receipt of final marketing approval of Combidex by FDA.

Sales from BrachySeed were $773,000 for 2001 and accounted for 7% of the product related revenues. Since the market introduction of BrachySeed I-125 in February 2001, the Company has increased its market penetration of the brachytherapy iodine market which has contributed to the quarter-over-quarter growth. The Company plans to begin selling BrachySeed Pd-103 during 2002. There can be no assurance, however as to the market acceptance of the BrachySeed products or whether these new products will significantly increase the revenues of the Company.

Royalties from Quadramet were $2.1 million, $2.0 million and $1.1 million in 2001, 2000 and 1999, respectively, and accounted for 19%, 21% and 13% of product related revenues. Quadramet is currently marketed by the Company's marketing partner, Berlex Laboratories Inc. Although Cytogen believes that Berlex is an advantageous marketing partner, there can be no assurance that Quadramet will achieve greater market penetration on a timely basis or result in significant revenues for Cytogen.

Sales from OncoScint CR/OV were $358,000, $512,000 and $620,000 in 2001, 2000 and 1999, respectively. The market for OncoScint CR/OV for colorectal cancer diagnostic has been negatively affected by positron emission tomography or "PET" scans which have shown the same or higher sensitivity than OncoScint CR/OV. Consequently, the Company is decreasing its emphasis on OncoScint in order to focus on its prostate cancer products.

Effective January 1, 2000, the Company adopted U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101") which requires up-front, non-refundable license fees to be deferred and recognized over the performance period. The cumulative effect of adopting SAB 101 resulted in a one-time, non-cash charge of $4.3 million or $0.06 per share in 2000, which reflects the deferral of an up-front license fee received from Berlex, net of associated costs, related to the licensing of Quadramet recognized in 1998 and a license fee for certain applications of PSMA to a joint venture formed by Cytogen and Progenics recognized in 1999. Previously, the Company had recognized up-front license fees when the Company had no obligations to return the fees under any circumstances. Under SAB 101 these payments are recorded as deferred revenue to be recognized over the remaining term of the related agreements. In 2001 and 2000, the Company recognized $860,000 and $859,000, respectively, of license revenue that was included in the cumulative effect adjustment as of January 1, 2000. The Company's 1999 results have not been restated to apply SAB 101 retroactively.

License revenues for 2001, 2000 and 1999 were $869,000, $859,000 and $2.0 million, respectively. License revenues have fluctuated in the past and may fluctuate in the future. In 1999, the Company recorded $1.8 million for the licensing of certain applications of PSMA to a joint venture formed by Cytogen and Progenics Pharmaceuticals Inc. Had the Company been subject to SAB 101 prior to 2000, license revenue would have been $834,000 in 1999.

Revenues from contract manufacturing and research services were $43,000, $165,000 and $1.2 million in 2001, 2000 and 1999, respectively. Revenues from contract manufacturing were $604,000 in 1999. The Company discontinued its contract manufacturing services business in 2000 as a result of the sale of its laboratory and manufacturing facilities.

Operating Expenses

Total operating expenses were $25.7 million, $35.7 million and $16.9 million in 2001, 2000 and 1999, respectively. The current year operating expenses reflect costs associated with the proteomics research program at AxCell, the development of new manufacturing and purification processes for ProstaScint, the pre-clinical development of the PSMA technologies, and the 2001 launch of BrachySeed. The decrease in 2001 from 2000 was due primarily to charges in 2000 for the acquisition of marketing and technology rights to Combidex and Code 7228 from Advanced Magnetics, partially offset by increased development efforts in 2001 for the proteomics programs and the new manufacturing and purification processes for ProstaScint and the 2001 launch of BrachySeed. The increase in 2000 from 1999 was due to the acquisition of Combidex and Code 7228, increased development efforts for the proteomics programs and the expansion of our in-house sales force. The 2000 operating expenditures included a $13.2 million charge related to the acquisition of the marketing and technology rights to Combidex and Code 7228, of which $13.1 million was non-cash as the Company issued its Common Stock as consideration. The 1999 operating expenditures included a $1.2 million non-cash charge for the acquisition of exclusive technology rights for immunotherapy to PSMA from Prostagen Inc. ("Prostagen").

Costs of product and contract manufacturing revenues were $4.1 million, $4.4 million and $4.1 million in 2001, 2000 and 1999, respectively. The decrease in 2001 from 2000 was due to lower manufacturing costs resulted from better manufacturing yields for ProstaScint, partially offset by costs associated with the purchase of BrachySeeds, which became commercially available in 2001. The increase in 2000 from 1999 was due to increased product manufacturing costs.

Research and development expenses were $10.3 million in 2001, $7.0 million in 2000 and $3.8 million in 1999. The increase in 2001 from 2000 and 1999 was due to increased funding for the proteomics programs at AxCell, costs associated with the development of new manufacturing and purification processes by DSM Biologics Company B.V. ("DSM") with respect to ProstaScint (see Note 2 to the Consolidated Financial Statements) and the product development efforts related to the PSMA technologies. In 2001, 2000 and 1999 the Company invested $4.9 million, $3.4 million and $1.1 million, respectively, in the proteomics research programs and $3.2 million, $559,000 and $0, respectively, in the manufacturing process development. The Company anticipates to incur comparable amounts of expenses for both programs in 2002. During 2001, the Company recognized $332,000 of expenses related to its share of losses for The PSMA Development Company LLC. The Company expects to incur significant costs going forward to fund its share of development costs from this joint venture (see Note 6 to the Consolidated Financial Statements).

Acquisition of marketing and technology rights of $13.2 million in 2000 represents a non-cash charge of $13.1 million related to the acquisition of certain rights to product candidates Combidex and Code 7228 from AVM (see Note 3 to the Consolidated Financial Statements). In 1999, the acquisition of technology rights was $1.2 million and represents a non-cash charge related to the acquisition of Prostagen (see Note 5 to the Consolidated Financial Statements).

Selling and marketing expenses were $6.3 million, $6.1 million and $4.2 million in 2001, 2000 and 1999, respectively. The increase in 2001 from 2000 and 1999 was due to the expansion of the Company's in-house sales force and costs associated with the 2001 launch of BrachySeed I-125. Cytogen assumed sole responsibility for the selling and marketing of ProstaScint in July 2000. The 1999 marketing expenses reflect efforts to develop and maintain the Partners in Excellence ("PIE") program which established a network of qualified nuclear medicine sites and physicians which are trained and certified for acquiring, processing and interpreting antibody-derived images.

General and administrative expenses were $4.9 million, $4.9 million and $3.5 million in 2001, 2000 and 1999, respectively. The increase in 2000 from 1999 was due to expenses related to the termination of the proposed merger with Advanced Magnetics, stock based compensation for a key employee, additional staffing and related costs.

Gain on Sale of Laboratory and Manufacturing Facilities—The Company recorded a gain of $3.3 million during 1999 resulting from a sale of certain of the Company's laboratory and manufacturing facilities to Purdue Bio Pharma for net proceeds of $3.6 million in January 1999.

Insurance Reimbursement—During 2001, the Company received a one-time payment of $402,000 from an insurance claim filed by the Company in 2000 to recover the loss of product resulting from the rupture of a tube during the manufacture of a batch of ProstaScint.

Interest Income/Expense—Interest income was $635,000, $774,000 and $441,000 for 2001, 2000 and 1999, respectively. The decrease in 2001 from 2000 was due to a lower average yield on investments, partially offset by increased income resulting from a higher than average cash balance in 2001. The increase in 2000 from 1999 was due to higher average cash balances during 2000.

Interest expense was $180,000, $163,000 and $29,000 in 2001, 2000 and 1999, respectively. The increase in 2001 from 2000 and 1999 was due to finance charges related to various equipment leases.

Income Tax Benefit—During 2001, 2000 and 1999, the Company sold New Jersey State net operating loss carryforwards and research and development credits which resulted in the recognition of a $1.1 million, $1.6 million and $2.7 million income tax benefit, respectively. Under the current legislation, the Company may be able to sell a minimum $634,000 of the remaining approved $2.4 million of tax benefits in 2002, assuming the State of New Jersey continues to fund this program, which is uncertain. The actual amount of net operating losses and tax credits the Company may sell will also depend upon the allocation among qualifying companies of an annual pool established by the State of New Jersey.

Net Income/Loss—Net loss was $12.1 million in 2001 and $27.3 million in 2000 compared to a net income of $729,000 in 1999. Net loss per share in 2001 and 2000 was $0.16 and $0.37 based on weighted average common shares outstanding of 77.8 million and 73.3 million, respectively. The 2000 net loss included $4.3 million or $0.06 per share for the cumulative effect of accounting change as a result of the adoption of SAB 101. The basic and diluted net income per common share in 1999 was $0.01 based on weighted average common shares outstanding of 67.2 million for basic and 68.2 million for diluted.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents were $11.3 million as of December 31, 2001, compared to $12.0 million as of December 31, 2000. The cash used for operating activities in 2001 was $13.4 million compared to $9.0 million in the same period of 2000. The increase in cash used for operating activities in 2001 was primarily due to increased development efforts in the proteomics programs, expenses relating to the manufacturing and purification processes for ProstaScint and the PSMA technologies, as well as to marketing costs associated with the 2001 launch of BrachySeed iodine prostate cancer product.

Historically, the Company's primary sources of cash have been proceeds from the issuance and sale of its stock through public offerings and private placements, product related revenues, revenues from contract manufacturing and research services, fees paid under license agreements and interest earned on cash and short-term investments. In October 2000, the Company entered into an equity financing facility with Acqua Wellington for up to $70 million of Common Stock. Under the terms of the agreement, Cytogen could, at its discretion, sell shares of its Common Stock to Acqua Wellington at a small discount to the market price. Pursuant to this Equity Financing Facility, in February 2001, the Company sold to Acqua Wellington 1,276,557 shares of its Common Stock at an aggregate price of $6.5 million or $5.092 per share. The Equity Financing Facility was terminated in June 2001.

In June 2001, the Company entered into a Share Purchase Agreement (the "Agreement") with the State of Wisconsin Investment Board ("SWIB"), pursuant to which the Company sold 1,820,000 shares of Cytogen common stock to SWIB for an aggregate purchase price of $8.2 million, before transaction costs, or $4.50 per share. In connection with the Agreement, the Company was required to discontinue the use of the Equity Financing Facility with Acqua Wellington and such agreement was terminated.

In October 2001, the Company filed a shelf Registration Statement on Form S-3 to register 10,000,000 shares of its common stock. Such Registration Statement was declared effective by the Securities and Exchange Commission in November 2001. The Company may issue such registered shares of common stock from time to time and may use the proceeds thereof for general corporate purposes, including, but not limited to, continued development and commercialization of its proteomics technologies, research and development of additional products and expansion of its sales and marketing capabilities.

In January 2002, the Company sold 2,970,665 shares of Cytogen common stock to SWIB for an aggregate purchase price of $8.0 million or $2.69 per share.

In connection with our stock issuances to SWIB, we agreed not to enter into equity line arrangements in the future, issue certain securities at less than fair market value or undertake certain other securities issuances without requisite stockholder approval.

In January 2002, the Company received cash of $1.1 million relating to the December 2001 sale of New Jersey State net operating losses and research and development credits. Under the current legislation, the Company may be able to sell a minimum $634,000 of the remaining approved $2.4 million of tax benefits in 2002 assuming the State of New Jersey continues to fund for this program. The actual amount of net operating losses and tax credits the Company may sell will also depend upon the allocation among qualifying companies of an annual pool established by the State of New Jersey.

The Company's capital and operating requirements may change depending upon various factors, including: (i) whether the Company and its strategic partners achieve success in manufacturing, marketing and commercialization of its products; (ii) the amount of resources which the Company devotes to clinical evaluations and the expansion of marketing and sales capabilities; (iii) results of clinical trials and research and development activities; and (iv) competitive and technological developments, in particular, the Company expects to incur significant costs for the development of its proteomics and PSMA technologies.

The Company's financial objectives are to meet its capital and operating requirements through revenues from existing products and licensing arrangements. To achieve its strategic objectives, the Company may enter into research and development partnerships and acquire, in-license and develop other technologies, products or services. Certain of these strategies may require payments by the Company in either cash or stock in addition to the costs associated with developing and marketing a product or technology. However, Management believes that, if successful, such strategies may increase long-term revenues. There can be no assurance as to the success of such strategies or that resulting funds will be sufficient to meet cash requirements until product revenues are sufficient to cover operating expenses, if ever. To fund these strategic and operating activities, the Company may sell equity or debt securities as market conditions permit or enter into credit facilities.

The Company has incurred negative cash flows from operations since its inception, and has expended, and expects to continue to expend in the future, substantial funds to implement its planned product development efforts, including acquisition of products and complementary technologies, research and development, clinical studies and regulatory activities, and to further its marketing and sales programs. The Company expects that its existing capital resources should be adequate to fund the Company's operations for the foreseeable future. The Company cannot assure you that its business or operations will not change in a manner that would consume available resources more rapidly than anticipated. The Company expects that it will have additional requirements for debt or equity capital, irrespective of whether and when it reaches profitability, for further product development costs, product and technology acquisition costs, and working capital.

The Company's future capital requirements and the adequacy of available funds will depend on numerous factors, including the successful commercialization of its products, the costs associated with the acquisition of complementary products and technologies, progress in its product development efforts, the magnitude and scope of such efforts, progress with clinical trials, progress with regulatory affairs activities, the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, competing technological and market developments, and the expansion of strategic alliances for the sales, marketing, manufacturing and distribution of its products. To the extent that the currently available funds and revenues are insufficient to meet current or planned operating requirements, the Company will be required to obtain additional funds through equity or debt financing, strategic alliances with corporate partners and others, or through other sources. There can be no assurance that the financial sources described above will be available when needed or at terms commercially acceptable to the Company. If adequate funds are not available, the Company may be required to delay, further scale back or eliminate certain aspects of its operations or attempt to obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates, products or potential markets. If adequate funds are not available, the Company's business, financial condition and results of operations will be materially and adversely affected.

CRITICAL ACCOUNTING POLICIES

Financial Reporting Release No. 60, which was recently released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 1 of the Notes to our Consolidated Financial Statements includes a summary of our significant accounting policies and methods used in the preparation of our Consolidated Financial Statements. The following is a brief discussion of the more significant accounting policies and methods used by us. The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our actual results could differ from those estimates. In addition, Financial Reporting Release No. 61 was recently released by the Securities and Exchange Commission to require all companies to include a discussion to address, among other things, liquidity, off-balance sheet arrangements, contractual obligations and commercial commitments.

Revenue Recognition

We recognize revenue from the sale of our products upon shipment. We do not grant price protection to customers. Quadramet royalties are recognized when earned. The Securities and Exchange Commission has issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," which provides guidance on the recognition of up-front, non-refundable license fees. Accordingly, we defer up-front license fees and recognize them over the estimated performance period of the related agreement. Since the term of the performance periods is subject to management's estimates, future revenues to be recognized could be affected by changes in such estimates.

Accounts Receivable

Our accounts receivable balances are net of an estimated allowance for uncollectible accounts. We continuously monitor collections and payments from our customers and maintain an allowance for uncollectible accounts based upon our historical experience and any specific customer collection issues that we have identified. While we believe our reserve estimate to be appropriate, we may find it necessary to adjust our allowance for doubtful accounts if our future bad debt expense exceeds our estimated reserve. We are subject to concentration risks as a limited number of our customers provide a high percent of total revenues, and corresponding receivables.

Inventories

Inventories are stated at the lower of cost or market, as determined using the first-in, first-out method, which most closely reflects the physical flow of our inventories. Our products and raw materials are subject to expiration dating. We regularly review quantities on hand to determine the need for reserves for excess and obsolete inventories based primarily on our estimated forecast of our product sales. Our estimate of future product demand may prove to be inaccurate, in which case we may have understated or overstated our reserve for excess and obsolete inventories.

Carrying Value of Fixed and Intangible Assets

Our fixed assets and certain of our acquired rights to market our products have been recorded at cost and are being amortized on a straight-line basis over the estimated useful life those assets. In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived

Assets to be Disposed of," if indicators of impairment exist, we assess the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, we measure the amount of such impairment by comparing the carrying value of the assets to the present value of the expected future cash flows associated with the use of the asset. Adverse changes regarding future cash flows to be received from long-lived assets could indicate that an impairment exists, and would require the write down of the carrying value of the impaired asset at that time.

COMMITMENTS

As outlined in Note 7, 10 and 16 of the Notes to our Consolidated Financial Statements, we have entered into various contractual obligations and commercial commitments. The following table summarizes our contractual obligations as of December 31, 2001:

Contractual Obligation	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years	Total
Long-term debt	$ 160,000	$2,700,000	$ —	$ —	$ 2,860,000
Capital lease obligations	85,000	13,000	—	—	98,000
Facility leases	624,000	825,000	104,000	—	1,553,000
Other operating leases	124,000	64,000	—	—	188,000
Research and development contracts	559,000	515,000	260,000	515,000	1,849,000
Minimum royalty payments	1,000,000	3,000,000	2,000,000	5,000,000	11,000,000

In addition to the above, we are obligated to make certain royalty payments based on sales of the related product. We also are obligated to make certain milestone payments if our collaborative partners achieved specific development milestones or commercial milestones as outlined in Note 4 of the Notes to our Consolidated Financial Statements.

In connection with the acquisition of Prostagen, Inc. (see Note 5 to the Consolidated Financial Statements), the Company may issue up to $4.0 million worth of Cytogen Common Stock if certain milestones are achieved in the dendritic cell therapy and PSMA development programs. The Company is currently determining whether the initial $2.0 million milestone has been met in the first quarter of 2002 based on the progress of the dendritic cell prostate cancer clinical trials being conducted by Northwest Biotherapeutics Inc. (NWBT, Nasdaq®).

Consolidated Balance Sheets

Cytogen Corporation and Subsidiaries

(All amounts in thousands, except share data)	December 31, 2001	December 31, 2000
Assets:		
Current Assets:		
Cash and cash equivalents	$ 11,309	$ 11,993
Marketable securities	1,376	—
Receivable on income tax benefit sold	1,103	1,625
Accounts receivable, net	1,621	1,841
Inventories	1,889	883
Other current assets	508	377
Total current assets	17,806	16,719
Property and Equipment, net	1,831	2,193
Other Assets	1,855	1,504
	$ 21,492	$ 20,416
Liabilities and Stockholders' Equity:		
Current Liabilities:		
Current portion of long-term debt	$ 77	$ 151
Accounts payable and accrued liabilities	5,315	7,218
Deferred revenue	534	859
Total current liabilities	5,926	8,228
Long-Term Debt	2,291	2,374
Deferred Revenue	2,061	2,596
Commitments and Contingencies (Note 16)		
Stockholders' Equity:		
Preferred stock, $.01 par value, 5,400,000 shares authorized— Series C Junior Participating Preferred Stock, $.01 par value, 200,000 shares authorized, none issued and outstanding	—	—
Common stock, $.01 par value, 250,000,000 shares authorized, 78,937,000 and 75,594,000 shares issued and outstanding at December 31, 2001 and 2000, respectively	789	756
Additional paid-in capital	350,867	335,938
Deferred compensation	(621)	(895)
Accumulated other comprehensive income	860	—
Accumulated deficit	(340,681)	(328,581)
Total stockholders' equity	11,214	7,218
	$ 21,492	$ 20,416

The accompanying notes are an integral part of these statements.

Consolidated Statements of Operations

Cytogen Corporation and Subsidiaries

(All amounts in thousands, except per share data)	Year Ended December 31, 2001	2000	1999
Revenues:			
Product related:			
ProstaScint	$ 7,561	$ 6,912	$ 6,351
BrachySeed	773	—	—
OncoScint	358	512	620
Total product sales	8,692	7,424	6,971
Quadramet royalties	2,063	2,004	1,060
Total product related	10,755	9,428	8,031
License and contract	912	1,024	3,171
Total revenues	11,667	10,452	11,202
Operating Expenses:			
Cost of product and contract manufacturing revenues	4,126	4,414	4,111
Research and development	10,340	6,957	3,849
Acquisition of marketing and technology rights	—	13,241	1,214
Selling and marketing	6,314	6,126	4,210
General and administrative	4,947	4,934	3,501
Total operating expenses	25,727	35,672	16,885
Operating loss	(14,060)	(25,220)	(5,683)
Insurance reimbursement	402	—	—
Gain on sale of laboratory and manufacturing facilities	—	—	3,298
Interest income	635	774	441
Interest expense	(180)	(163)	(29)
Loss before income taxes and cumulative effect of accounting change	(13,203)	(24,609)	(1,973)
Income tax benefit	(1,103)	(1,625)	(2,702)
Income (loss) before cumulative effect of accounting change	(12,100)	(22,984)	729
Cumulative effect of accounting change (Note 1)	—	(4,314)	—
Net income (loss)	$(12,100)	$(27,298)	$ 729
Net income (loss) per share:			
Basic and diluted net income (loss) before cumulative effect of accounting change	$ (0.16)	$ (0.31)	$ 0.01
Cumulative effect of accounting change	—	(0.06)	—
Basic and diluted net income (loss)	$ (0.16)	$ (0.37)	$ 0.01
Weighted average common shares outstanding:			
Basic	77,783	73,337	67,179
Diluted	77,783	73,337	68,187

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

Cytogen Corporation and Subsidiaries

(All amounts in thousands, except share data)	Common Stock	Additional Paid-in Capital	Deferred Comprehensive	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
Balance, December 31, 1998	$ 619	$ 301,836	$ —	$ —	$ (302,012)	$ 443
Issuance of 2,050,000 shares of common stock in connection with the acquisition of Prostagen Inc.	21	1,824	—	—	—	1,845
Sale of 6,527,002 shares of common stock	65	7,244	—	—	—	7,309
Issuance of options and warrants to purchase shares of common stock	—	221	—	—	—	221
Deferred compensation related to stock options	—	84	(84)	—	—	—
Amortization of deferred compensation	—	—	2	—	—	2
Net income	—	—	—	—	729	729
Balance, December 31, 1999	705	311,209	(82)	—	(301,283)	10,549
Sale of 3,567,771 shares of common stock	36	10,342	—	—	—	10,378
Issuance of 1,500,000 shares of common stock in connection with the acquisition of product candidates marketing rights	15	13,064	—	—	—	13,079
Issuance of options to purchase shares of common stock	—	261	—	—	—	261
Deferred compensation related to stock options	—	1,062	(1,062)	—	—	—
Amortization of deferred compensation	—	—	249	—	—	249
Net loss	—	—	—	—	(27,298)	(27,298)
Balance, December 31, 2000	756	335,938	(895)	—	(328,581)	7,218
Sale of 3,241,485 shares of common stock	32	14,206	—	—	—	14,238
Issuance of stock and stock options related to compensation	1	281	—	—	—	282
Issuance of options and warrants to purchase shares of common stock	—	201	—	—	—	201
Deferred compensation related to stock options	—	241	(241)	—	—	—
Amortization of deferred compensation	—	—	515	—	—	515
Comprehensive loss:						
Net loss	—	—	—	—	(12,100)	(12,100)
Unrealized gain on marketable securities	—	—	—	860	—	860
Total comprehensive loss	—	—	—	—	—	(11,240)
Balance, December 31, 2001	**$789**	**$350,867**	**$ (621)**	**$860**	**$(340,681)**	**$11,214**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Cytogen Corporation and Subsidiaries

(All amounts in thousands)	Year Ended December 31, 2001	2000	1999
Cash Flows From Operating Activities:			
Net income (loss)	$(12,100)	$(27,298)	$ 729
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation and amortization	1,186	1,027	1,051
Imputed interest (income) expense	(43)	29	87
Warrant, stock and stock option grants	201	261	221
Stock based compensation expenses	608	249	2
Amortization of deferred revenue	(860)	(859)	—
Acquisition of marketing and technology rights	—	13,079	1,214
Cumulative effect of accounting change	—	4,314	—
Write down of property and equipment	—	—	79
Gain on sale of laboratory and manufacturing facilities	—	—	(3,298)
Gain on sale of other property and equipment	—	(148)	(54)
Changes in assets and liabilities:			
Accounts receivable, net	263	397	(715)
Inventories	(1,006)	(198)	(435)
Other assets	24	(1,631)	(97)
Accounts payable and accrued liabilities	(1,714)	1,740	(2,661)
Total adjustments	(1,341)	18,260	(4,606)
Net cash used in operating activities	(13,441)	(9,038)	(3,877)
Cash Flows From Investing Activities:			
Purchases of property and equipment	(813)	(1,209)	(523)
Purchase of product rights	(500)	(500)	—
Net cash acquired from Prostagen, Inc.	—	—	550
Net proceeds from sale of laboratory and manufacturing facilities	—	—	3,584
Net proceeds from sale of other property and equipment	—	148	714
(Increase) decrease in short-term investments	—	1,593	(1,593)
Net cash provided by (used in) investing activities	(1,313)	32	2,732
Cash Flows From Financing Activities:			
Proceeds from sale of common stock	14,238	10,378	9,809
Payments of long-term liabilities	(168)	(180)	(878)
Net cash provided by financing activities	14,070	10,198	8,931
Net increase (decrease) in cash and cash equivalents	(684)	1,192	7,786
Cash and cash equivalents, beginning of year	11,993	10,801	3,015
Cash and cash equivalents, end of year	$ 11,309	$ 11,993	$10,801

The accompanying notes are an integral part of these statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Cytogen Corporation ("Cytogen" or the "Company") is a biopharmaceutical company with an established and growing product line in prostate cancer and other areas of oncology. FDA-approved products include ProstaScint® (a monoclonal antibody-based imaging agent used to image the extent and spread of prostate cancer); BrachySeed™ I-125 and Pd-103, (uniquely designed, next-generation radioactive seed implants for the treatment of localized prostate cancer); and Quadramet® (a therapeutic agent marketed for the relief of bone pain in prostate and other types of cancer). Cytogen is evolving a pipeline of oncology product candidates by developing its prostate specific membrane antigen, or PSMA technologies, which are exclusively licensed from Memorial Sloan-Kettering Cancer Center.

AxCell, a subsidiary of Cytogen Corporation, is engaged in the research and development of novel biopharmaceutical products using its growing portfolio of functional proteomics solutions and collection of proprietary signal transduction pathway information. Through the systematic and industrialized measurement of protein-to-protein interactions, AxCell is assembling ProChart™, a proprietary database of signal transduction pathway information that is relevant in a number of therapeutically important classes of molecules including growth factors, receptors and other potential protein therapeutics or drug targets. AxCell's database content and functional proteomics tools are available on a non-exclusive basis to biotechnology, pharmaceutical and academic researchers. AxCell is expanding and accelerating its research activities to further elucidate the role of novel proteins and pathways in ProChart™, through both external collaborations and internal data mining.

Basis of Consolidation

The consolidated financial statements include the accounts of Cytogen and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statements of Cash Flows

Cash and cash equivalents include cash on hand, cash in banks and all highly liquid investments with maturity of three months or less at the time of purchase. Cash paid for interest expense was $180,000, $99,000 and $44,000 in 2001, 2000 and 1999, respectively. During 2001, 2000 and 1999, the Company purchased $11,000, $49,000 and $223,000, respectively, of equipment under various capital leases.

Marketable Securities

In connection with the acquisition of Prostagen Inc. in June 1999 (see Note 5), the Company received 275,350 shares of Northwest Biotherapeutics, Inc. common stock. The Company has classified this investment as available-for-sale securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Available-for-sale securities are carried at fair value, based on quoted market prices, with unrealized gains or losses reported as a separate component of stockholders' equity. As of December 31, 2001, the Company had an unrealized gain of $860,000 related to this investment. There is no assurance, however that the Company can sell these securities within a reasonable amount of time without negatively effecting the price of the stock since the daily trading volume has been low.

Receivables

At December 31, 2001 and 2000, accounts receivable were net of an allowance for doubtful accounts of $30,000 and $35,000, respectively. The Company charged to expense $0, $0 and $10,000 as a provision for doubtful accounts and wrote off $5,000, $47,000 and $0 of uncollectible accounts in 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, the Company had a $1.1 million and $1.6 million receivable, respectively, due from Public Service Electric and Gas Company relating to the sales of New Jersey state operating loss carryforwards and research and development credits. The Company received the proceeds from these receivables in January 2002 and 2001, respectively.

Inventories

The Company's inventories are primarily related to ProstaScint and OncoScint CR/OV. Inventories are stated at the lower of cost or market using the first-in, first-out method and consisted of the following:

	December 31, 2001	December 31, 2000
Raw materials	$ 506,000	$718,000
Work-in process	1,371,000	59,000
Finished goods	12,000	106,000
	$1,889,000	$883,000

Property and Equipment

Property and equipment are stated at cost, net of depreciation. Leasehold improvements are amortized on a straight-line basis over the lease period or the estimated useful life, whichever is shorter. Equipment and furniture are depreciated on a straight-line basis over three to five years. Expenditures for repairs and maintenance are charged to expense as incurred. Property and equipment consisted of the following:

	December 31, 2001	2000
Leasehold improvements	**$ 3,425,000**	$ 3,211,000
Equipment and furniture	**6,224,000**	5,668,000
	9,649,000	8,879,000
Less—accumulated depreciation and amortization	**(7,818,000)**	(6,686,000)
	$ 1,831,000	$ 2,193,000

In 1999, the Company sold certain of its laboratory and manufacturing facilities to Bard BioPharma L.P., a subsidiary of Purdue Pharma L.P. ("Purdue"), for $3.6 million, net of approximately $300,000 of transaction costs. As a result of the sale, the Company recognized a gain of approximately $3.3 million during 1999.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, accrued expenses and long-term debt. The Company believes the carrying value of these assets and liabilities are considered to be representative of their fair market value.

Impairment of Long-Lived Assets

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," if indicators of impairment exist, Management assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated Management measures the amount of such impairment by comparing the carrying value of the assets to the present value of the expected future cash flows associated with the use of the asset. Management believes the future cash flows to be received from the long-lived assets will exceed the assets' carrying value, and, accordingly, the Company has not recognized any impairment losses through December 31, 2001.

Other Assets

Other assets consists of the following:

	December 31, 2001	2000
Investment in Northwest Biotherapeutics, Inc.	**$ —**	$ 516,000
BrachySeed Marketing Rights (Note 4)	**903,000**	496,000
Investment in PSMA Development Co. LLC (Note 6)	**588,000**	20,000
Other	**364,000**	472,000
	$1,855,000	$1,504,000

Revenue Recognition

Product related revenues include product sales by Cytogen to its customers and Quadramet royalties. Product sales are recognized upon shipment of the finished goods. The Company does not grant price protection to its customers. Royalties are recognized as revenue when earned.

License and contract revenues include milestone payments and fees under collaborative agreements with third parties, revenues from contract manufacturing and research services, and revenues from other miscellaneous sources. In 2000, the Company discontinued contract manufacturing services, concurrent with the sale of the manufacturing and laboratory facilities (see Property and Equipment above) and therefore received no revenue from this source since 2000.

Effective January 1, 2000, the Company adopted U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which, as applied to the Company, requires up-front, non-refundable license fees to be deferred and recognized over the performance period. The cumulative effect of adopting SAB 101 resulted in a one-time, non-cash charge of $4.3 million or $0.06 per share, which reflects the deferral of an up-front license fee received from Berlex Laboratories, Inc. ("Berlex"), net of associated costs, related to the licensing of Quadramet recognized in October 1998 and a license fee for certain applications of PSMA to a joint venture formed by Cytogen and Progenics Pharmaceuticals Inc. ("Progenics") recognized in June 1999 (see Note 6). Previously, the Company had recognized up-front license fees when the Company had no obligations to return the fees under any circumstances. Under SAB 101, these payments are recorded as deferred revenue to be recognized over the remaining term of the related agreements. For the years ended December 31, 2001 and 2000, the Company recognized $860,000 and $859,000 in revenues, respectively, that were included in the cumulative effect adjustment as of January 1, 2000.

Prior year financial statements have not been restated to apply SAB 101 retroactively; however, the following pro forma amounts present the net loss to common stockholders and net loss per share assuming the Company had retroactively applied SAB 101.

	Year Ended December 31, 2000	1999
Net income (loss), as reported	$(27,298,000)	$ 729,000
Net income (loss) per share, as reported	$ (0.37)	$ 0.01
Pro forma net loss	$(22,984,000)	$(484,000)
Pro forma net loss per share	$ (0.31)	$ (0.01)

Research and Development

Research and development expenditures consist of projects conducted by the Company and payments made to sponsored research programs and consultants. All research and development costs are charged to expense as incurred. Research and development expenditures for customer sponsored programs were $17,000, $45,000 and $194,000 in 2001, 2000 and 1999, respectively.

Patent Costs

Patent costs are charged to expense as incurred.

Net Income (Loss) Per Share

Basic net income (loss) per common share is based upon the weighted average common shares outstanding during each period. Diluted net income per common share in 1999 is based upon the weighted average common shares outstanding and common stock equivalents, which represent the incremental common shares that would have been outstanding under certain employee stock options and warrants, upon assumed exercise of dilutive stock options and warrants. Diluted net loss per share for 2001 and 2000 is the same as basic net loss per share, as the inclusion of common stock equivalents would be antidilutive (see Note 12).

Other Comprehensive Income

The Company follows SFAS No. 130, "Reporting Comprehensive Income." This statement requires the classification of items of other comprehensive income by their nature and disclose of the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet.

2. DSM BIOLOGICS COMPANY B.V.

In July 2000, the Company entered into a Development and Manufacturing Agreement with DSM Biologics Company B.V. ("DSM"), pursuant to which DSM will conduct certain development activities with respect to ProstaScint, including the delivery of a limited number of batches of ProstaScint for testing and evaluation purposes. Under the terms of such agreement, and subject to the satisfactory performance thereof by DSM and the achievement of certain regulatory approvals for the manufacturing of ProstaScint, the parties are obligated to negotiate in good faith a long-term supply agreement. Notwithstanding the parties' obligations to perform under the agreement or to negotiate a supply agreement in good faith, the Company cannot be certain that DSM will satisfactorily perform its obligations thereunder or that the parties will be able to negotiate a supply agreement on commercially satisfactory terms, if at all. Alternatively, the Company has the option, but not the obligation, to enter into certain licensing arrangements with DSM for the technology developed on terms and conditions to be agreed upon by the parties. In 2001 and 2000, the Company recorded $3.2 million and $559,000, respectively, of development expenses related to this agreement.

3. ADVANCED MAGNETICS, INC.

In August 2000, the Company and Advanced Magnetics, Inc. ("Advanced Magnetics"), a developer of novel diagnostic pharmaceuticals for use in magnetic resonance imaging (MRI), entered into marketing, license and supply agreements ("AVM Agreements"). Under the AVM Agreements, Cytogen acquired certain rights to Advanced Magnetics' product candidates: Combidex®, MRI contrast agent for the detection of lymph node metastases and imaging agent Code 7228 for oncology applications. Advanced Magnetics will be responsible for all costs associated with the clinical development, supply and manufacture of Combidex and Code 7228 and will receive royalties based upon product sales.

In exchange for the future marketing rights to Combidex and Code 7228, Cytogen issued 1.5 million shares of its Common Stock to Advanced Magnetics at closing and may issue an additional 500,000 shares, which are currently in escrow, subject to the achievement of certain milestones. Since the Advanced Magnetics' product candidates have not yet received FDA approval, the Company recorded a $13.2 million charge in the December 31, 2000 consolidated statement of operations for the acquisition of marketing and technology rights, of which $13.1 million was non-cash and represented the fair value of the 1.5 million shares of Common Stock issued. There can be no assurance that Advanced Magnetics will receive FDA approval to market Combidex or Code 7228 in the United States.

4. DRAXIMAGE INC.

In December 2000, the Company entered into a Product Manufacturing and Supply Agreement with Draximage, Inc. ("Draximage") to market and distribute BrachySeed implants for prostate cancer therapy in the U.S. Under the terms of the agreement, Draximage will supply radioactive iodine and palladium seeds to Cytogen in exchange for product transfer payments, royalties on sales and certain milestone payments. Cytogen paid Draximage $500,000 upon execution of the contract in 2000 and $500,000 upon the first sale of the Iodine-125 BrachySeeds in 2001. These payments have been recorded as other assets in the accompanying consolidated balance sheet (see Note 1) and are being amortized over the ten year term of the Draximage agreement. Amortization of these rights was $93,000 and $4,000 in 2001 and 2000, respectively. Pursuant to the agreement, Cytogen will pay Draximage $1.0 million upon the first sale of the palladium-103 BrachySeeds. The Company launched the radioactive iodine BrachySeed in the U.S. in the first half of 2001.

5. ACQUISITION OF PROSTAGEN, INC.

In June 1999, Cytogen reacquired the rights for immunotherapy to its PSMA technology by acquiring 100% of the outstanding capital stock of Prostagen, Inc. ("Prostagen") for 2,050,000 shares of Cytogen Common Stock, plus transaction costs. The acquisition was accounted for using the purchase method of accounting, whereby the purchase price was allocated to the assets acquired and liabilities assumed from Prostagen based on the respective estimated fair values at the acquisition date. The excess of the purchase price over the fair value of the net tangible assets of approximately $1.2 million was assigned to acquired technology rights and has been recorded as a non-cash charge to operations in the accompanying financial statements. Acquired technology rights reflects the value of the PSMA technology development projects underway at the time of the Prostagen acquisition. The Company may issue up to an additional 450,000 shares of Cytogen Common Stock upon the satisfactory termination of lease obligations assumed in the Prostagen acquisition.

The Company had sublicensed PSMA to Prostagen for prostate cancer immunotherapy in 1996. In connection with the acquisition, Cytogen acquired approximately $550,000 in cash, a minority ownership in Northwest Biotherapeutics, Inc., which is developing PSMA for dendritic cell therapy, and a contract with Velos, Inc. for marketing a cancer patient software management program for hospitals and health care payors. In addition, the Company may issue up to an additional $4.0 million worth of Cytogen Common Stock if certain milestones are achieved in the dendritic cell therapy and PSMA development programs. The Company may also issue up to 500,000 shares of Cytogen Common Stock upon beneficial resolution of other contractual arrangements entered into by Prostagen.

6. PROGENICS PHARMACEUTICALS, INC. JOINT VENTURE

In June 1999, Cytogen entered into a joint venture with Progenics, PSMA Development Co. LLC (the "Joint Venture"), to develop vaccine and antibody-based immunotherapeutic products utilizing Cytogen's proprietary PSMA technology. The Joint Venture is owned equally by Cytogen and Progenics. Through November 2001, Progenics funded the first $3.0 million of development costs of the Joint Venture. Beginning in December 2001, the Company and Progenics began to equally share the future costs of the Joint Venture. Cytogen has the exclusive North American marketing rights on products developed by the Joint Venture.

The Company accounts for the Joint Venture using the equity method of accounting. As discussed above, through November 2001, Progenics was obligated to fund the initial $3.0 million of the development costs. Beginning in December 2001, Cytogen began to recognize 50% of the Joint Venture's operating results, expected to be losses, in its consolidated statement of operations. For the year ended December 31, 2001, Cytogen recognized $332,000 of these losses. As of December 31, 2001, the carrying value of the Company's investment in the Joint Venture was $588,000 which represents Cytogen's investment to date in the Joint Venture, less its cumulative share of losses, which net investment is recorded in other assets (see Note 1).

In connection with the licensing of the PSMA technology to the Joint Venture in June 1999, Cytogen recognized approximately $1.8 million in license fee revenue. In connection with the adoption of SAB 101, effective January 1, 2000 (see Note 1), the Company deferred approximately $1.5 million of this previously recognized license fee and recognized $599,000 of the deferred revenue as license and contract revenue in each of the years in 2001 and 2000. The remaining $275,000 of deferred revenue will be recognized on a straight-line basis through June 2002, the estimated term of the development program.

7. THE DOW CHEMICAL COMPANY

In 1993, Cytogen acquired from The Dow Chemical Company ("Dow") an exclusive license for the treatment of osteoblastic bone metastases in the U.S. for Quadramet. This license was amended in 1995 and 1998 to expand the territory to include Canada, Latin America, Europe and Japan, in 1996 to expand the field to include all osteoblastic diseases, and in 1998 to include rheumatoid arthritis. The agreement also requires the Company to pay Dow royalties based on a percentage of net sales of Quadramet, or a guaranteed contractual minimum payments, whichever is greater, and future payments upon achievement of certain milestones. The Company recorded $824,000, $802,000 and $500,000, in royalty expense for 2001, 2000 and 1999, respectively. Future annual minimum royalties due to Dow are $1.0 million per year in 2002 through 2012.

8. REVENUES FROM MAJOR CUSTOMERS

Revenues from major customers (greater than 10%) as a percentage of total revenues were as follows:

	Year Ended December 31,		
	2001	2000	1999
Berlex Laboratories Inc.	20%	22%	9%
Progenics Pharmaceuticals, Inc. (see Note 6)	5	6	16
Mallinckrodt Medical Inc.	20	19	16
Medi-Physics	12	7	15
Syncor International Corporation	11	11	10

Mallinckrodt Medical Inc., Medi-Physics and Syncor International Corporation are chains of radiopharmacies, which distribute ProstaScint and OncoScint CR/OV kits.

Revenues from Berlex and Progenics in 2001 and 2000 include the recognition of deferred revenue following the adoption of SAB 101.

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	
	2001	2000
Accounts payable	$1,166,000	$2,700,000
Accrued payroll and related expenses	989,000	1,791,000
Accrued research contracts and materials	831,000	218,000
Accrued commission and royalties	250,000	205,000
Accrued professional and legal	1,061,000	755,000
Facility payable	462,000	1,125,000
Other accruals	556,000	424,000
	$5,315,000	$7,218,000

10. LONG-TERM DEBT

	December 31,	
	2001	2000
Due to Elan Corporation, plc	$2,280,000	$2,280,000
Capital lease obligations	88,000	245,000
	2,368,000	2,525,000
Less: Current portion	(77,000)	(151,000)
	$2,291,000	$2,374,000

In August 1998, Cytogen received $2.0 million from Elan Corporation, plc ("Elan") in exchange for a convertible promissory note. The note is convertible into shares of Cytogen Common Stock at $2.80 per share, subject to adjustments, and matures in August 2005. The note bears annual interest of 7%, compounded semi-annually, however, such interest is not payable in cash but is added to the principal for the first 24 months; thereafter, interest is payable in cash. In 2001, 2000 and 1999, the Company recorded $160,000 and $141,000 and $146,000, respectively, in interest expense on this note.

The Company leases certain equipment under capital lease obligations, which will expire on various dates through 2004. Property and equipment leased under non-cancellable capital leases have a net book value of $210,000 at December 31, 2001. Payments to be made under capital lease obligations (including total interest of $11,000) are $85,000 in 2002, $9,000 in 2003 and $4,000 in 2004.

11. COMMON STOCK

In January 1999, the Company sold 2,666,667 shares of Cytogen Common Stock to a subsidiary of The Hillman Company for an aggregate price of $2.0 million, or $0.75 per share. Also in January, the Company exercised a put right granted to Cytogen under a $12.0 million equity line agreement with an institutional investor, for the sale of 475,342 shares of Common Stock at an aggregate price of $500,000 or $1.0519 per share.

In August 1999, the Company sold to the State of Wisconsin Investment Board ("SWIB") 3,105,590 shares of Cytogen Common Stock at an aggregate price of $5.0 million, or $1.61 per share.

In 2000, the Company sold 1.0 million shares of Cytogen Common Stock to Berlex for $1.0 million or $1.00 per share upon an exercise of a warrant and approximately 1.7 million additional shares of Cytogen Common Stock for total proceeds of $3.5 million at an average price of $2.12 per share upon the exercises of employee stock options and other warrants.

In September 2000, the Company sold to Acqua Wellington North American Equities Fund, Ltd. ("Acqua Wellington") 902,601 registered shares of Cytogen Common Stock at an aggregate price of $6.0 million or $6.647 per share. In October 2000, the Company entered into an equity financing facility with Acqua Wellington for up to $70 million of Common Stock. Under the terms of the agreement, Cytogen could, at its discretion, sell shares of its Common Stock to Acqua Wellington at a small discount to the market price. Pursuant to this Equity Financing Facility, in February 2001, the Company sold to Acqua Wellington 1,276,557 shares of its Common Stock at an aggregate price of $6.5 million or $5.092 per share. The Equity Financing Facility was terminated in June 2001.

In June 2001, the Company entered into a Share Purchase Agreement (the "Agreement") with SWIB, pursuant to which the Company sold 1,820,000 shares of Cytogen Common Stock to SWIB for an aggregate purchase price of $8.2 million, before transaction costs, or $4.50 per share. In connection with the Agreement, the Company was required to discontinue the use of the Equity Financing Facility and such agreement was terminated.

In January 2002, the Company sold 2,970,665 shares of Cytogen Common Stock to SWIB for an aggregate purchase price of $8.0 million or $2.69 per share pursuant to a January 2002 Share Purchase Agreement between SWIB and the Company. In connection with our stock issuances to SWIB, the Company agreed not to enter into equity line arrangements in the future, issue certain securities at less than fair market value or undertake certain other securities issuances without requisite stockholder approval.

12. STOCK OPTIONS

The Company has various stock option plans that provide for the issuance of incentive and non-qualified stock options to purchase Cytogen Common Stock ("Cytogen Options") to employees, non-employee directors and outside consultants, for which an aggregate of 6,078,888 shares of Common Stock have been reserved. The persons to whom Cytogen Options may be granted and the number, type, and terms of the Cytogen Options vary among the plans. Cytogen Options are granted with an exercise term of 10 years and generally become exercisable in installments over periods of up to 5 years at an exercise price determined either by the plan or equal to the fair market value of the Cytogen Common Stock at the date of grant. Under certain circumstances, vesting may accelerate. Activity under these plans was as follows:

	Number of Cytogen Options	Price Range Per Share	Aggregate Exercise Price
Balance at December 31, 1998	6,042,295	$ 0.70–16.63	$ 15,449,915
Granted	536,155	0.95– 2.67	1,068,223
Exercised	(231,842)	0.81– 2.69	(306,507)
Cancelled	(1,266,609)	0.80– 8.06	(5,963,368)
Balance at December 31, 1999	5,079,999	0.70–16.63	10,248,263
Granted	1,340,500	2.47–16.94	8,530,540
Exercised	(1,343,439)	0.83–16.63	(3,210,282)
Cancelled	(380,766)	0.95–16.94	(1,024,568)
Balance at December 31, 2000	4,696,294	0.70–16.94	14,543,953
Granted	747,360	2.56– 6.13	2,845,773
Exercised	(130,904)	0.70– 2.84	(217,478)
Cancelled	(370,269)	0.83–16.94	(1,627,480)
Balance at December 31, 2001	**4,942,481**	**$0.70–16.94**	**$15,544,768**

The following table summarizes information about Cytogen stock options at December 31, 2001:

Outstanding Cytogen Stock Options				Exercisable Cytogen Stock Options	
Range of Exercise Prices	Outstanding Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable Shares	Weighted Average Exercise Price
$ 0.70– 1.83	2,348,452	6.6	$ 1.09	1,510,052	$ 1.09
1.84– 3.67	1,363,896	8.1	2.76	657,845	2.30
3.68– 5.50	418,300	7.0	4.86	190,300	5.03
5.51– 7.33	251,333	5.9	5.98	184,567	5.94
7.34– 9.17	45,500	4.8	7.80	43,100	7.74
9.18–11.00	501,000	8.5	10.14	167,067	10.14
16.50–16.94	14,000	1.9	16.56	12,800	16.53
$ 0.70–16.94	4,942,481	7.2	$ 3.35	2,765,731	$ 2.70

At December 31, 2001, Cytogen Options to purchase 2,765,731 shares of Cytogen Common Stock were exercisable and 1,136,407 shares of Cytogen Common Stock were available for issuance under approved plans of additional options that may be granted under the plans.

Included in the above tables is a Cytogen Option granted to a key employee in 1998 to purchase 2,250,000 shares of Cytogen Common Stock at an exercise price of $1.0937 per share, of which, the vesting of 1,350,000 shares ("Performance Options") are subject to the completion of certain performance based milestones as determined by the Board of Directors (the "Board"). During 2000 and 1999, the Board approved the commencement of vesting for 225,000 and 675,000 of the Performance Options, respectively, upon the achievement of certain milestones. In 2000 and 1999, the Company recorded $1.1 million and $84,000, respectively, of deferred compensation related to the vesting of the Performance Options, which represents the fair market value of Cytogen's Common Stock in excess of the exercise price of the option on the date, which the Board determined the performance milestones had been met. Deferred compensation is being amortized over the three-year vesting period of the Performance Options.

AxCell, a subsidiary of Cytogen Corporation, also has a stock option plan that provides for the issuance of incentive and non-qualified stock options to purchase AxCell Common Stock ("AxCell Options") to employees, for which 2,000,000 shares of AxCell common stock have been reserved. As of December 31, 2001, 8,000,000 shares of AxCell Common Stock are outstanding; all of which are held by Cytogen. AxCell Options are granted with an exercise term of 10 years and generally become exercisable in installments over periods of up to 5 years at an exercise price determined either by the plan or equal to the fair market value of AxCell Common Stock at the date of grant. The Company granted AxCell Options to purchase 438,365 and 229,028 shares of AxCell Common Stock during 2001 and 1999, respectively. The exercise prices range from $0.63 to $4.63 (weighted average of $3.69) in 2001 and $0.63 to $0.80 (weighted average of $0.68) in 1999. As of December 31, 2001, options to purchase 578,602 shares of AxCell Common Stock were outstanding, of which 349,208 shares were exercisable and 1,421,398 shares were available for future grant. During 2001, in connection with the grant of AxCell Options, the Company recorded deferred compensation of $241,000, representing the estimated fair value of AxCell Common Stock in excess of the exercise price of the options on the date such options were granted. The deferred compensation is being amortized over the vesting period of the options.

The Company adopted an employee stock purchase plan under which eligible employees may elect to purchase shares of Cytogen Common Stock at the lower of 85% of fair market value as of the first trading day of each quarterly participation period, or as of the last trading day of each quarterly participation period. In 2001, 2000 and 1999, employees purchased 12,869, 32,385 and 29,209 shares, respectively, for aggregate proceeds of $28,000, $80,000 and $29,000, respectively. The Company has reserved 355,497 shares for future issuance under its employee stock purchase plan.

The Company applies Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees," and the related interpretations in accounting for its stock options to employees. The Company follows the disclosure requirement of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Had compensation cost of the Company's stock options to employees been determined under SFAS No. 123, the Company's net loss would have been increased to the following pro forma amounts:

	Year Ended December 31,		
	2001	2000	1999
Net income (loss), as reported	**$(12,100,000)**	$(27,298,000)	$ 729,000
Pro forma net loss	**$(17,423,000)**	$(30,689,000)	$(1,103,000)
Basic and diluted net income (loss) per share, as reported	**$ (0.16)**	$ (0.37)	$ 0.01
Basic and diluted pro forma net loss per share	**$ (0.22)**	$ (0.42)	$ (0.02)

The weighted average fair value of the options granted under the Cytogen stock option plans during 2001, 2000 and 1999 is estimated as $3.07, $5.40 and $1.29 per option, respectively, on the date of grant using the Black-Scholes pricing model with the following assumptions for 2001, 2000 and 1999: dividend yield of zero, volatility of 124.95%, 120.39% and 87.99%, respectively, risk-free interest rate of 4.55%, 5.98% and 5.85%, respectively, and an expected life ranging from 4 to 5 years. The average fair value per option ascribed to the employee stock purchase plan during 2001, 2000 and 1999 is estimated at $1.47, $1.35 and $0.40, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 2001, 2000 and 1999: dividend yield of zero, volatility of 125.41%, 109.83% and 111.48%, respectively, risk-free interest rate of 4.12%, 5.52% and 4.46%, respectively, and expected life of three months. The weighted average fair value of AxCell Options granted during 2001 and 1999 is estimated at $4.06 and $0.49, respectively, on the date of grant using the Black-Scholes pricing model with the following assumptions for 2001 and 1999: dividend yield of zero, volatility of 124.91% and 88.61%, respectively, risk-free interest rate of 4.59% and 5.81%, respectively, and an expected life of 5 years.

13. RELATED PARTY TRANSACTION

Consulting services have been provided to the Company under an agreement with the Chairman of the Board of Directors related to time spent in that function on Company matters. Fees and expenses under this agreement were $53,000, $54,000 and $136,000 in 2001, 2000 and 1999, respectively.

14. RETIREMENT SAVINGS PLAN

The Company maintains a defined contribution plan for its employees. The contribution is determined by the Board of Directors each year and is based upon a percentage of gross wages of eligible employees. The plan provides for vesting over four years, with credit given for prior service. The Company also makes contributions under a 401(k) plan in amounts, which match up to 50% of the salary deferred by the participants. Matching is capped at 6% of deferred salaries. Total expense was $140,000, $95,000 and $182,000 for 2001, 2000 and 1999, respectively.

15. INCOME TAXES

As of December 31, 2001, Cytogen had federal net operating loss carryforwards of approximately $241 million. The Company also had federal and state research and development tax credit carryforwards of approximately $6.8 million. These net operating loss and credit carryforwards will expire through 2021. In addition, certain operating loss and credit carryforwards began to expire in 1995.

The Tax Reform Act of 1986 contains provisions that limit the utilization of net operating loss and tax credit carryforwards if there has been an "ownership change." Such an "ownership change," as described in Section 382 of the Internal Revenue Code may limit the Company's utilization of its net operating loss and tax credit carryforwards.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Based upon the Company's loss history, a valuation allowance for deferred tax assets has been provided:

	2001	2000
Deferred tax assets:		
Net operating loss carryforwards	$ 81,860,000	$ 74,800,000
Capitalized research and development expenses	11,808,000	15,800,000
Research and development credit	6,800,000	6,800,000
Acquisition of in-process technology	720,000	800,000
Other, net	9,738,000	5,800,000
Total deferred tax assets	110,926,000	104,000,000
Valuation allowance for deferred tax assets	(110,926,000)	(104,000,000)
Net deferred tax assets	$ —	$ —

In 1995, Cytogen acquired CytoRad and Cellcor, both of which had net operating loss carryforwards. Due to Section 382 limitations, approximately $10 million of CytoRad and $12.0 million of Cellcor carryforwards may be available to offset future taxable income. A full valuation allowance was established on the acquisition dates as realization of these tax assets is uncertain.

During 2001 and 2000, the Company sold New Jersey state operating loss carryforwards and research and development credits, resulting in the recognition of a $1.1 million and $1.6 million tax benefit, respectively.

16. COMMITMENTS AND CONTINGENCIES

The Company leases its facilities and certain equipment under non-cancellable operating leases that expire at various times through 2006. Rent expense on these leases was $1.6 million, $1.3 million and $998,000 in 2001, 2000 and 1999, respectively. Minimum future obligations under the operating leases are $1.7 million as of December 31, 2001 and will be paid as follows: $748,000 in 2002, $408,000 in 2003, $344,000 in 2004, $137,000 in 2005 and $104,000 in 2006.

The Company is obligated to make minimum future payments under research and development contracts that expire at various times. As of December 31, 2001, the minimum future payments under contracts are $559,000 in 2002, $213,000 in 2003, $172,000 in 2004 and $130,000 each year from 2005 and thereafter. In addition, the Company is obligated to pay royalties on revenues from commercial product sales including certain guaranteed minimum payments.

On March 17, 2000, we were served with a complaint filed against us in the United States Federal Court for the District of New Jersey by M. David Goldenberg ("Goldenberg") and Immunomedics, Inc. (collectively "Plaintiffs") The litigation claims that our ProstaScint product infringes a patent purportedly owned by Goldenberg and licensed to Immunomedics. We believe that ProstaScint does not infringe this patent, and that the patent is invalid and unenforceable. In addition, we have certain rights to indemnification against litigation and litigation expenses from the inventor of technology used in ProstaScint, which may be offset against royalty payments on sales of ProstaScint. In addition, the patent sought to be enforced in the litigation has now expired; as a result, the claim even if successful would not result in an injunction barring the continued sale of ProstaScint or affect any other of our products or technology. However, given the uncertainty associated with litigation, we cannot give any assurance that the litigation could not result in a material expenditure to us. On December 17, 2001, we filed a motion for summary judgment of non-infringement of the asserted claims of the patent-in-suit. The Plaintiffs have indicated that they will file a cross-motion for summary judgment with their opposition to our motion. A hearing on these motions is likely to take place in the Spring of 2002.

17. CONSOLIDATED QUARTERLY FINANCIAL DATA—UNAUDITED

The following table provides quarterly data for the years ended December 31, 2001 and 2000.

	Three Months Ended			
(amounts in thousands except per share data)	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
Total revenues	$ 2,991	$ 2,834	$ 2,800	$ 3,042
Total operating expenses	5,817	6,031	6,697	7,182
Operating loss	(2,826)	(3,197)	(3,897)	(4,140)
Other income, net	172	112	118	455
Loss before income taxes	(2,654)	(3,085)	(3,779)	(3,685)
Income tax benefit	—	—	—	(1,103)
Net loss	$(2,654)	$(3,085)	$(3,779)	$(2,582)
Basic and diluted net loss per share	$ (0.03)	$ (0.04)	$ (0.05)	$ (0.03)
Weighted average common share outstanding	76,244	77,444	78,866	78,901

	Three Months Ended			
(amounts in thousands except per share data)	March 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000
Total revenues	$ 2,643	$ 2,435	$ 2,733	$ 2,641
Total operating expenses	4,500	4,951	19,340	6,881
Operating loss	(1,857)	(2,516)	(16,607)	(4,240)
Other income, net	111	144	158	198
Loss before income taxes and cumulative effect of accounting change	(1,746)	(2,372)	(16,449)	(4,042)
Income tax benefit	—	—	—	(1,625)
Loss before cumulative effect of accounting change	(1,746)	(2,372)	(16,449)	(2,417)
Cumulative effect of accounting change	(4,314)	—	—	—
Net loss	$ (6,060)	$ (2,372)	$(16,449)	$ (2,417)
Net loss per share:				
Basic and diluted net loss before cumulative effect of accounting change	$ (0.02)	$ (0.03)	$ (0.22)	$ (0.03)
Cumulative effect of accounting change	(0.06)	—	—	—
Basic and diluted net loss	$ (0.08)	$ (0.03)	$ (0.22)	$ (0.03)
Weighted average common shares outstanding	71,630	72,779	73,632	75,593

Report of Independent Public Accountants

Cytogen Corporation and Subsidiaries

To Cytogen Corporation:

We have audited the accompanying consolidated balance sheets of Cytogen Corporation (a Delaware Corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cytogen Corporation and Subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the consolidated financial statements, effective January 1, 2000, the Company changed its method of accounting for revenue recognition.

ARTHUR ANDERSEN LLP

Philadelphia, Pennsylvania
February 5, 2002

Our Common Stock is traded on the Nasdaq National Market® (the "NNM") under the trading symbol "CYTO."

The table below sets forth the high and low bid information for our Common Stock for each of the calendar quarters indicated, as reported on the NNM. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High	Low
2000		
First Quarter	$21.69	$2.63
Second Quarter	10.56	2.00
Third Quarter	11.31	5.50
Fourth Quarter	7.13	1.00
2001		
First Quarter	6.53	2.31
Second Quarter	6.09	2.19
Third Quarter	5.38	1.90
Fourth Quarter	4.46	2.05

As of March 1, 2002, there were approximately 4,357 holders of record of the Common Stock and there were approximately 51,346 beneficial holders of the Common Stock.

We have never paid any cash dividends on our Common Stock and we do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. We intend to retain any future earnings to fund the development and growth of our business. Any future determination to pay dividends will be at the discretion of the board of directors.

On January 17, 2001, we granted 10,000 options to purchase shares of our Common Stock at an exercise price of $6.13, to Kevin G. LoKay, upon his appointment to our Board of Directors. Such options were granted outside of any of our stock option plans, and will vest in full upon the one year anniversary of the date of grant. We granted such option to Mr. LoKay in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering under Section 4(2) thereof.

On November 1 and December 1 of 2001, we issued two warrants to purchase 7,000 and 7,000 shares of our Common Stock, respectively, at an exercise price per share of $3.12 and $4.98, respectively, to SCO Financial Group LLC ("SCO"). Such warrants, which vest immediately, were issued in consideration of SCO providing certain financial consultancy and advisory services to us. Such warrants have a term of three (3) years. We granted such warrants to purchase shares of our Common Stock in a transaction exempt from registration under the Securities Act of 1933, as amended, as a transaction by an issuer not involving a public offering under Section 4(2) thereof.

Executives

H. Joseph Reiser, Ph.D.
President and Chief Executive Officer

Lawrence R. Hoffman
Vice President and Chief Financial Officer

William F. Goeckeler, Ph.D.
Vice President Research and Development

Deborah A. Kaminsky
Vice President of Sales and Marketing

Michael D. Becker
Vice President and Investor Relations Officer,
Interim Chief Executive Officer of
AxCell Biosciences

John D. Rodwell, Ph.D.
President and Chief Technical Officer of
AxCell Biosciences

Board of Directors

James A. Grigsby
Chairman of the Board
President and Principal Owner of
Grigsby & Smith

H. Joseph Reiser, Ph.D.
President and Chief Executive Officer of
Cytogen Corporation

John E. Bagalay
Senior Advisor to the Chancellor,
Boston University

Stephen K. Carter
Senior Vice President,
Bristol Myers Squibb, Retired

Robert F. Hendrickson
Senior Vice President,
Merck & Company, Retired

Kevin G. Lokay
Vice President, Oncology Business Unit,
GlaxoSmithKline

Transfer Agent

Mellon Investor Services LIC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
www.mellon-investor.com

Legal Counsel

Hale and Dorr LLP
650 College Road East
Princeton, NJ 08540
www.haledorr.com

Annual Meeting

The Annual Meeting of Stockholders will be held on June 18, 2002, at 11:00 A.M. Eastern Time at the Radisson Hotel Princeton, Route One at Ridge Road, Princeton, New Jersey.

*Cytogen would like to dedicate this year's annual report to S. Leslie Misrock, a former board member and senior partner with the law firm Pennie & Edmonds who died of prostate cancer in 2001 at the age of 73.

Designed by Curran & Connors, Inc. / www.curran-connors.com

Cytogen
600 College Road East
Princeton, New Jersey 08540-5308
609-987-8200
www.cytogen.com